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                              June 24, 2021

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Real Estate Investment Trust, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036.

                                                        Re: Fundrise Real
Estate Investment Trust, LLC
                                                            Post-Qualification
Amendment No. 6 to
                                                            Offering Statement
on Form 1-A
                                                            Response dated June
9, 2021
                                                            File No. 024-11140

       Dear Mr. Miller:

              We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2021 letter.

       Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1. It appears that the investor letter may constitute a written offer pursuant
to Rule 251(d)(1)(iii) of Regulation A, which requires that the offer be accompanied or
preceded by the offering circular. Please provide a hyperlink to the most recent offering
circular or advise. In addition, we are unable to agree with your argument that the
presentation of an aggregated Fundrise return in comparison to the
                                                        Vanguard ETFs is
reasonable. Please revise the investor letter to remove this disclosure.
 Benjamin S. Miller
FirstName  LastNameBenjamin
              Estate InvestmentS.Trust,
                                  MillerLLC
Fundrise Real
Comapany
June       NameFundrise Real Estate Investment Trust, LLC
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Mark Schonberger